May 5, 2025

Shaun Passley
Chief Executive Officer
Ameritek Ventures, Inc.
401 Ryland Street, Suite #200A
Reno, NV 89502

       Re: Ameritek Ventures, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 000-54739
Dear Shaun Passley:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting, page
28

1. Please amend your filing to explicitly disclose your conclusion regarding the effectiveness of your internal control over financial reporting as of December 31,
       2024. See Item 308 of Regulation S-K.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charles Eastman at 202-551-3794 or Andrew Blume at 202-551-3254
with any questions.



                                                            Sincerely,
 May 5, 2025
Page 2

              Division of Corporation Finance
              Office of Manufacturing